MACKEY PRICE THOMPSON & OSTLER
                           A Professional Corporation
                         Attorneys and Counselors at Law

                                American Plaza II
                          57 West 200 South, Suite 350
                          Salt Lake City, UT 84101-3663
                             Telephone 801-575-5000
                                Fax 801-575-5006

Randall A. Mackey
rmackey@mpwlaw.com






                                November 8, 2005




VIA FACSIMILE    (202) 772-9218
--- ---------
AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 6010
Judiciary Plaza
Washington, D.C. 20549

Attn:    Julie Sherman
         Staff Accountant

         Re:      Security National Financial Corporation
                  Form 10-K for the year ended December 31, 2004
                  Filed April 15, 2005
                  File No. 0-9341

Ladies and Gentlemen:

     On behalf of Security National Financial Corporation (the "Company") and in connection with the above-captioned Form 10-K (the "Form 10-K"), we enclose responses to the comment letter dated October 5, 2005, which we received from the staff of the Securities and Exchange Commission (the "Commission"). The following responses to the comments are tied to the numbered paragraphs in the comment letter.

     1(a). The mortgage loans sold to investors receivable as of December 31, 2004 and December 31, 2003 of $47,167,150 and $114,788,185, respectively represents the unpaid loans sold to investors. Generally, these are the mortgage loans funded by the Company's wholly owned insurance subsidiaries, Security National Life Insurance Company and Southern Security Life Insurance Company, from internal cash sources during the prior 90 day period. See our responses in 1(c) and (d) below.

     1(b). Most mortgage loans are settled within a 90 day period.

     1(c) and (d). As disclosed in the Company's September 1, 2005 letter to the Commission the mortgage loans are funded by means of two sources of cash: (i) internal cash flows from the Company's insurance subsidiaries, Security National Life Insurance Company and Southern Security Life Insurance Company, and (ii) cash flows from unrelated financial institutions, such as Countrywide Homes Loans and Citi Mortgage, Inc. Mortgage loans funded from internal cash flows are shown on the balance sheet of the Company's financial statements as mortgage loans sold to investors until such funds have been received from investors, which is generally within a 90 day period.

     Mortgage loans funded from unrelated financial institutions consist of arrangements with such financial institutions to purchase mortgage loan receivables. The Company has indicated in previous filings with the Commission that it utilizes warehouse lines of credit in connection with these mortgage loans. Under these warehouse lines of credit, the Company has agreements with the unrelated financial institutions in which the financial institutions will purchase mortgage loan receivables of up to certain amounts. Under these agreements, the unrelated financial institutions will purchase approximately 97% of each of the mortgage loans from the Company's insurance subsidiaries. On the same day as the mortgage loans are funded, the Company assigns its interest in the mortgage loans to the financial institution, including the notes and the investor commitments to purchase the mortgage loans. An amount representing approximately 3% of the mortgage loans that is retained by the financial institution will be paid to the Company at such time as the financial institution receives the sale proceeds from the investor. This amount is shown on the balance sheet as mortgage loans sold to investors.

     1(e). The amounts the Company owes under line of credit agreements are not included in the balance sheet or footnote disclosure because such amounts are not a liability as explained in paragraphs 1(c) and (d) above. The Company has had lines of credit commitments to purchase mortgage loans from unrelated financial institutions in amounts not to exceed $130,000,000, of which $54,624,000 was outstanding at December 31, 2004. These amounts were not disclosed in the Company's Form 10-K financial statements. The Company will include this disclosure in future financial statements and Form 10-K filings.

     2. The Company had no outstanding commitments to originate mortgage loans as of December 31, 2004. For the year ended December 31, 2004, there was not any impact on the Company's consolidated financial position or results of operations caused by commitments to originate mortgage loans. Mortgage loans are specifically matched with mandatory delivery commitments from a third party investor at the time of disbursement of funds and they bear no interest rate risk or fallout risk. For mortgage loans that are not closed or funded by December 31, 2004, there is a match of such loans with a mandatory delivery commitment from a third party investor. For reporting in accordance with Statement of Financial Accounting Standards No. 149, the amount of derivative risk as of December 31, 2004 was $60,337 for loans not closed or funded. This amount was offset by the same amount in mandatory commitments from third party investors.

     3. SecurityNational Mortgage Company uses two basic methods to sell mortgage loans to investors. First, it uses a "best efforts" method. Under the "best efforts" method, the investor requires delivery of the mortgage loans sold if committed loans actually close. If the loans do not close under the terms of the commitment, there is no obligation to deliver or pair off fee charged. The second method of selling mortgage loans is the "mandatory delivery" method. Under this method, the seller is required to deliver the amount and type of loans committed. If loans cannot be delivered as agreed, a market pair off will result. In both of these methods, commitment and delivery expiration dates are established. An expiration date may be rolled forward for an agreed upon fee if delivery cannot be made. The purchaser is obligated to purchase loans delivered under both of these methods if the loan terms and conditions are met. If the loan terms and conditions do not match those agreed to, the purchaser is not obligated to buy the loans. At December 31, 2004, the Company did not have any volume requirements to sell mortgage loans to investors.

     The Company has prepared these responses in an effort to address the comments from the staff. Any additional comments or questions should be directed to Randall A. Mackey, Esq, at (801) 575-5000, counsel for the Company.

                                    Very truly yours,

                                    /s/  Randall A. Mackey
                                        Randall A. Mackey
Enclosures
cc:      Scott M. Quist
         G. Robert Quist
         Stephen M. Sill
         Virgil R. Pugsley
         Douglas D. Hawkes